UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras contracts revolving credit facility in the amount of US$ 4.35 billion

Rio de Janeiro, March 8, 2018—Petróleo Brasileiro S.A.—Petrobras reports that it has signed yesterday, with a syndicate of 17 banks, a revolving credit facility (RCF) in the amount of US$ 4.35 billion, with maturity in March 2023. Through the instrument, the company may make withdrawals from the line until the month prior to maturity.

The product is used for the first time by Petrobras, and it will cost 0.51% p.a. for the maintenance of the limit with the banks. In the case of withdrawals, the cost of the line is fixed at 6M Libor + 1.7% p.a., if the rating of the company at the time of drawing is below investment grade, and 6M Libor + 1.3% p.a., if the company has investment grade rating as of the date of drawing.

This contract creates yet another cash availability alternative for the company to use according to its needs. As such, Petrobras may use its cash for early repayment of current debts, allowing for the reduction of the carrying cost of debt.

The participation of the banks in this transaction is described below:

–	Joint Bookrunners: BNP Paribas, Citibank, Credit Agricole and Mizuho;

–	Senior Mandated Lead Arranger: The Bank of Tokyo-Mitsubishi UFJ;

–	Mandated Lead Arrangers: Bank of America, Bank of China, HSBC Bank, JPMorgan Chase Bank, Morgan Stanley, Banco Santander Brasil and The Bank of Nova Scotia;

–	Lead Managers: Deutsche Bank and Standard Chartered Bank;

–	Participants: Sumitomo Mitsui Banking Corporation, ING and Commerzbank.

The transaction is in line with the company’s liability management strategy, which aims to improve the amortization profile and reduce the cost, taking into consideration the deleveraging goals under its 2018-2022 Business and Management Plan.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer